Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 17, 2011, relating to the consolidated financial statements and the financial statement schedule of PPG Industries, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the Company’s adoption of accounting guidance on consolidations), and the effectiveness of PPG Industries, Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of PPG Industries, Inc. for the year ended December 31, 2010, and our report dated September 15, 2011 appearing in the Annual Report on Form 11-K of PPG Puerto Rico Employee Savings Plan for the year ended December 31, 2010.

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania

September 15, 2011